FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 6 December 2019

HSBC HOLDINGS PLC

Appointment of Non-executive Chairman of
The Hongkong and Shanghai Banking Corporation Limited

Pursuant to the Financial Conduct Authority's Listing Rule 9.6.14 and Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, this is to notify that Laura M Cha ('Mrs Cha'), independent non-executive Director of HSBC Holdings plc (the 'Company'), has been appointed as non-executive Chairman of The Hongkong and Shanghai Banking Corporation Limited ('HBAP') with effect from 6 December 2019. Mrs Cha is an existing independent non-executive Director and Deputy Chairman of HBAP, which is a principal subsidiary of the Company.

For and on behalf of the Board

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:

Gillian James	+44 (0)20 7992 0516	gillian.james@hsbcib.com
Vinh Tran	+852 2822 4924	vinhtran@hsbc.com.hk

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 65 countries and territories in Europe, Asia, North America, Latin America, and the Middle East and North Africa. With assets of US$2,728bn at 30 September 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 December 2019